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Filed Pursuant to
Rule 424(b)(3)
File No. 333-86790

Subject to Completion,
Preliminary Pricing Supplement Dated December 9, 2002

PRICING SUPPLEMENT NO. 3
DATED DECEMBER     , 2002 TO PROSPECTUS
AND PROSPECTUS SUPPLEMENT DATED
SEPTEMBER 10, 2002

JOHN DEERE CAPITAL CORPORATION

Medium-Term Notes, Series D

Due from 9 Months to 30 Years from Date of Issue

        Except as set forth herein, the Medium-Term Notes, Series D offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus as supplemented by the Prospectus Supplement, each dated September 10, 2002 (the "Prospectus").

Aggregate Principal Amount:	$
Original Issue Date (Settlement Date):	December , 2002
Stated Maturity Date:	December , 2009
Base Rate:	Treasury Rate (the auction rate on Treasury Bills having the Index Maturity specified below)
Index Currency:	U.S. Dollars
Spread	Plus basis points ( . %)
Initial Interest Rate:	Determined as set forth herein
Maximum Interest Rate:	The interest rate on the Notes applicable to each Interest Period, which will be equal to the Base Rate plus the Spread, will be subject to a maximum interest rate of [7.25% - 7.50%] per annum
Index Maturity:	Three months
Interest Payment Dates:
Commencing March 15, 2003 and thereafter on the 15th calendar day of each March, June, September and December up to and including the Stated Maturity Date, except the Interest Payment Date in December 2009 will not be made on the 15th but rather on the Stated Maturity Date
Calculation Agent:	JP Morgan Chase Bank
Interest Reset Dates:
The first Interest Reset Date will be December , 2002 and thereafter the 15th calendar day of each March, June, September and December up to and including September 15, 2009, without regard to whether such dates are also Interest Determination Dates. An "Interest Period" will be the period from and including the Original Issue Date or the last Interest Reset Date, as the case may be, to but excluding the next succeeding Interest Reset Date, or the Stated Maturity Date, as the case may be

Interest Determination Dates:
The day in the week in which the related Interest Reset Date falls on which day Treasury Bills of the Indexed Maturity are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however, that if an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be the preceding Friday.
Day Count Convention:	Actual/Actual
Survivor's Option:	Yes
Type of Notes Issued:	☒ Senior Notes ☐ Fixed Rate Notes ☐ Subordinated Notes ☒ Floating Rate Notes
Optional Redemption:	☐ Yes ☒ No
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Form of Notes Issued:	☒ Book-Entry Notes ☐ Certificated Notes
CUSIP Number:	24422ENZ8

RISK FACTORS

        Your investment in the Notes involves certain risks, not all of which are described in this Pricing Supplement or the accompanying Prospectus Supplement. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks as well as those in the Prospectus Supplement before deciding whether an investment in the Notes is suitable for you. Notes are not an appropriate investment for you if you do not understand the terms of the Notes or financial matters generally. You should not purchase Notes unless you understand and know you can bear all of the investment risks involving the Notes.

Survivor's Option May Be Limited in Amount

        We have a discretionary right to limit the aggregate principal amount of Notes subject to exercise of the Survivor's Option (described below under "Description of the Notes") in any calendar year to an amount equal to the greater of (i) $2,000,000 or (ii) 2% of the principal amount of all Notes of this Stated Maturity and interest rate outstanding as of the end of the preceding calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of Notes subject to a Survivor's Option that may be exercised in such calendar year on behalf of any individual deceased owner of a beneficial interest in one or more Notes. Accordingly, no assurance can be given that exercise of the Survivor's Option for a desired amount will be permitted in any single calendar year.

Structure Risks of Notes Indexed to Interest Rates

        Because the Notes are indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. See "Risk Factors—Notes Indexed to Interest Rate, Currency or Other Indices or Formulas May Have Risks Not Associated with a Conventional Debt Security" in the accompanying Prospectus Supplement.

  Your Return Will be Limited

        You should understand that because the Notes are subject to a Maximum Interest Rate, as defined above, the rate of interest that will accrue on the Notes during any Interest Reset Period will never exceed      % per annum.

PURCHASE AS PRINCIPAL

        This Pricing Supplement relates to $             aggregate principal amount of Notes that are being purchased, as Principal, by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Net proceeds payable by

Merrill Lynch to John Deere Capital Corporation (the "Company") will be      % of the aggregate principal amount of the Notes or $          before deduction of expenses payable by the Company. In connection with the sale of the Notes, Merrill Lynch may be deemed to have received compensation from the Company in the form of underwriting discounts in the aggregate amount of       % or $          .

RECENT DEVELOPMENTS

        On November 19, 2002, the Company announced its fourth quarter and fiscal year earnings for fiscal year 2002. That announcement included certain fourth quarter results of the Company, including net income of $57.2 million for the quarter and $230.6 million for the year. This announcement is described more fully in the Company's Current Report on Form 8-K filed on November 19, 2002, which is incorporated herein by reference.

DESCRIPTION OF THE NOTES

        The description of the Notes in the Prospectus and Prospectus Supplement is further supplemented by the following provisions.

        The Notes are being offered subject to a "Survivor's Option", which is a provision pursuant to which we agree to repay or repurchase a Note, if requested and subject to certain conditions, following the death of the beneficial owner of the Note, so long as the Note was acquired by the beneficial owner at least six months prior to the request.

        Upon the valid exercise of the Survivor's Option and the proper tender of a Note for repayment or repurchase, we will, at our option, either repay or repurchase that Note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner's beneficial interest in the Note plus accrued interest to the date of repayment or repurchase.

        To be valid, the Survivor's Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner). A beneficial owner of the Note is a person who has the right, immediately prior to such person's death, to receive the proceeds from the disposition of the Note, as well as the right to receive payment of the principal of the Note.

        The death of a person holding a beneficial interest in a Note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder's spouse, will be deemed the death of a beneficial owner of the Note, and the entire principal amount of the Note so held will be subject to repayment or repurchase. However, the death of a person holding a beneficial interest in a Note as tenant in common with a person other than such deceased holder's spouse will be deemed the death of a beneficial owner only with respect to such deceased person's interest in the Note.

        The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership (described above) of a Note will be deemed the death of the beneficial owner of the Note for purposes of this provision, regardless of the registered holder of the Note, if the beneficial interest can be established to the satisfaction of JP Morgan Chase Bank (the "Trustee"). The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, the beneficial interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in the Note during his or her lifetime.

        The Company has the discretionary right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option shall be accepted from all deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all Notes of this Stated Maturity and interest rate outstanding as of the end of the most recent calendar year. The Company also has the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of acceptances of exercise of the Survivor's Option in such calendar year for any individual deceased beneficial owner. In addition, the Company will not permit the exercise of the Survivor's Option except in principal amounts of $1,000 and multiples of $1,000.

        An otherwise valid election to exercise the Survivor's Option may not be withdrawn. Each election to exercise the Survivor's Option will be accepted in the order all such elections are received by the Trustee, except for any Note the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment or repurchase pursuant to exercise of the Survivor's Option normally will be repaid or repurchased on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a Note tendered pursuant to a valid exercise of the Survivor's Option is June 1, 2003, and interest on that Note is paid quarterly, the Company would normally, at its option, repay or repurchase that Note on the interest payment date occurring on September 15, 2003, because the June 15, 2003 interest payment date would occur less than 20 days from the date of acceptance. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered pursuant to a valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered holder, at its last known address as indicated in the Note register, that states the reason the Note has not been accepted for payment.

        Since the Notes are in book-entry form and are represented by a global note, The Depositary Trust Company ("DTC") or its nominee is treated as the holder of the Notes and will be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment or repurchase pursuant to exercise of the Survivor's Option for a Note, the deceased beneficial owner's authorized representative must provide the following to the broker or other entity through which the beneficial interest in the Note is held by the deceased beneficial owner:

  •
  a written instruction to such broker or other entity to notify DTC of the authorized person's desire to obtain repayment pursuant to exercise of the Survivor's Option;

  •
  appropriate evidence satisfactory to the Trustee (a) that the deceased was the beneficial owner of the Note at the time of death and the interest in the Note was acquired by the deceased beneficial owner at least six months prior to the request for repayment or repurchase, (b) that the death of the beneficial owner has occurred, (c) of the date of death of the beneficial owner, and (d) that the representative has authority to act on behalf of the deceased beneficial owner;

  •
  if the interest in the Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from the nominee attesting to the deceased's beneficial ownership in such Note;

  •
  a written request for repayment or repurchase signed by the representative of the deceased beneficial owner with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

  •
  if applicable, a properly executed assignment or endorsement;

  •
  tax waivers and any other instruments or documents that the Trustee reasonably requires in order to establish the validity of the beneficial owner of the Notes and the claimant's entitlement to payment; and

  •
  any additional information the Trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor's Option or to document beneficial ownership or authority to make the election and to cause the repayment or repurchase of the Notes.

        In turn, the broker or other entity will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the broker or other entity stating that it represents the deceased beneficial owner.

        We retain the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor's Option will be determined by the Trustee, in its sole discretion, which determination will be final and binding on all parties.

        The broker or other entity will be responsible for disbursing payments received from the Trustee to the representative. See "Payment and Paying Agents—Payments on Global Securities" on page 11 of the Prospectus.

        Forms for the exercise of the Survivor's Option may be obtained from JP Morgan Chase Bank, 1111 Fannin Street, 12th Floor, Houston, TX 77002, Attention: Loan Document Custody Review.

        If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of Notes at the option of the registered holders thereof.

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RISK FACTORS
PURCHASE AS PRINCIPAL
RECENT DEVELOPMENTS
DESCRIPTION OF THE NOTES